Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

A link to the following Blog was posted on Macromedia, Inc.'s website on April 18, 2005.

Adobe+Macromedia, What Does It Mean For ColdFusion?
Since the announcement hit the wire this morning, the various ColdFusion related lists have been buzzing with rumors, speculation, and predictions. Of course, that is all they are, rumors, speculation, and predictions. I don't think anyone really knows what this means for any product yet, and it'll be a while until all that gets figured out. But, here is my take on what this means for ColdFusion.

When Allaire and Macromedia merged the community asked the same questions and had the same misgivings. Back then I repeatedly said that as long as ColdFusion continued to do well there would be no risk of it being put out to pasture, there would be no reason to do away with a successful product. And that has proven to be the case. Under the Macromedia name we released a brand-new rearchitected ColdFusion in CFMX, and more recently the most customer-driven feature-rich ColdFusion to date in CFMX7. Obviously, ColdFusion transitioning from a small company (Allaire) to a big company (Macromedia) did not hurt ColdFusion at all. On the contrary, ColdFusion continues to thrive.

So what comes next? What happens to ColdFusion when it transitions to an even bigger company (Adobe)? My response would have to be the same. If CFMX7 were not doing well I'd be worried (with or without acquisition announcements). But CFMX7 is doing very well, sales have exceeded expectations, and customers are very happy with the product. And so the ColdFusion team is already working on what comes next, planning the next release (figuring out what and when it will be). There is no reason for that to change.

Will ColdFusion change in some way? I'd hope so. It took a couple of versions of Macromedia influence to see great new CFMX7 feature like Flash Forms, and I'd hope that in the future we'd see integration with Adobe offerings, resulting in features and technologies that would enable us to build even better applications faster than ever before. Those would be very welcome changes. Aside from that, the ColdFusion team is as committed to the product as they have ever been, and are excitedly planning on setting the bar even higher than we just did with CFMX7.

And now, back to work on CF ===censored=== planning.

This is my own message, my own words, and it was not edited by anyone else. But, I was required to obtain approval before posting it, and am also required to include the following legalese:

Forward-Looking Statements:

This web blog includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this web blog include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Adobe's results, future expectations concerning available cash and cash equivalents [following the merger with Macromedia and Adobe's expectations with respect to future stock repurchases, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this web blog. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.

Additional Information and Where to Find It

Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

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